Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

September 15, 2015

Via EDGAR
Mellissa Campbell Duru
Special Counsel, Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                             Central GoldTrust
Schedule TO-T filed by Sprott Asset Management LP, et al. on May 27, 2015
Schedule TO-T/A filed by Sprott Asset Management LP, et al. on September 3 and10, 2015
File No. 005-87886

Communications Filed Pursuant to Rule 425 by Sprott Asset Management LP on September 3 and 10, 2015
File No. 001-32934

Dear Ms. Duru:

On behalf of our clients, Sprott Asset Management LP (the “Manager”), Sprott Asset Management Gold Bid LP (the “Gold Offeror”), Sprott Asset Management Gold Bid GP Inc. and Sprott Physical Gold Trust (“PHYS” and, collectively, “Sprott”), who commenced an offer (the “Gold Offer”) to purchase all of the issued and outstanding units of Central GoldTrust, in exchange for units of PHYS, we hereby convey the following responses to the oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a telephone call with Ms. Tiffany Piland Posil on September 14, 2015 (the “Call”), relating to the above-referenced Schedule TO (the “Schedule TO”) and amendments to it, and communications filed pursuant to Rule 425.

For ease of reference, each comment is printed below in italics and is followed by Sprott’s response.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Offer and Circular dated May 27, 2015, which is Exhibit (a)(1)(i) to the Schedule TO.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Offer and Circular.

General

1.              The audio transcript filed September 10, 2015 included a statement that an investment in Sprott provides tax benefits to U.S. residents that are “quite better in [Sprott] than the Central Fund’s.”  Please provide supplemental documentation to support or explain this position.

Response to Comment 1:  Consistent with its prior disclosure (for example, in its press release filed on June 11, 2015), PHYS is able to manage the tax consequences of its physical redemption feature by specifically identifying and delivering relatively higher tax basis gold bullion (possibly with a tax basis in excess of its fair market value) in satisfaction of any physical redemption requests.  By specifically identifying higher tax basis gold bullion, Sprott can minimize taxable gain, if any, to non-redeeming U.S. PHYS unitholders on the redemption of PHYS units for gold bullion.  The gold held by Central GoldTrust has a relatively lower tax basis, and therefore Central GoldTrust is not able to manage as effectively the tax impact to its unitholders of physical redemptions at higher gold prices.  In the case of physical redemptions, holders of Central GoldTrust, including non-redeeming holders, may be forced to recognize a tax gain.  As of June 30, 2015, PHYS had an average cost of $1,408.96/ounce, as compared to a cost of $1,013.85/ounce, as reported by Central GoldTrust in its second quarter report for the quarter ended June 30, 2015.  On September 14, 2015, the London Bullion Market Association PM price was $1,104.80/ounce.

2.              In the materials that accompanied the audio transcript, also filed on September 10, 2015, the forward-looking statements included a statement that Sprott does not assume any obligation to update or revise any forward-looking information but omitted the phrase, “except as required by applicable law,” which phrase is included in other filings related to the offer.

Response to Comment 2:  Going forward, the Manager will ensure that the phrase “except as required by applicable law” is included in any filings related to the Gold Offer.

3.              In the press release dated September 3, 2015, Sprott notes that Sprott’s management expense ratio for the last six months and for the last twelve months is lower than that of Central GoldTrust’s.  Historically, Sprott has indicated that Sprott’s management fees were higher than those of Central GoldTrust’s.  Please explain how Sprott’s management expense ratio was calculated and confirm that it is being calculated in the same manner as Central GoldTrust calculates its management expense ratio.

Response to Comment 3:  As disclosed in the press release, over the last 6- and 12-month periods, all transaction costs relating to the response of Central GoldTrust to the Gold Offer have been paid by Central GoldTrust rather than by the trustees of Central GoldTrust or the manager of Central GoldTrust, including all litigation costs related to the lawsuit the trustees of Central GoldTrust brought in Canada in an attempt to halt the Gold Offer.  The payment by Central GoldTrust of these expenses contributed to a higher management expense ratio for Central GoldTrust.  In contrast, the Manager is paying all transaction costs, including litigation costs, with respect to the Gold Offer, so that the unitholders of PHYS are not bearing any of the burden of such costs.  Sprott believes this distinction provides important information to investors as to how PHYS and Central GoldTrust are being managed and is indicative of how the respective managers may be expected to address similar issues and expenses in the future.

PHYS and Central GoldTrust each calculate management expense ratio as expenses divided by net assets, and each report such ratio in their financial reports filed with the SEC and Canadian securities commissions.  The relative management expense ratios for the last six months disclosed in the press release were determined by comparing the management expense ratio for the six months ended June 30, 2015 as reported by each of PHYS and Central GoldTrust in their respective financial reports.  The relative management expense ratios for the last 12 months were determined for each of PHYS and Central GoldTrust by subtracting the management expense ratio for the first six months ended June 30, 2014 (as reported in their respective financial reports for such period) from the reported management expense ratio for the year ended December 31, 2014 (as reported in their respective financial reports for such period) to determine the management expense ratio for the last six months of 2014, and adding such amount to the management expense ratio for the six months ended June 30, 2015.  As required by Canadian securities laws applicable to PHYS, PHYS reports an annualized management expense ratio in its quarterly reports, while Central GoldTrust does not.

4.              Going forward, for any public comparisons between PHYS and Central GoldTrust such as that of the management expense ratio, please include calculation criteria and material assumptions so it is clear what is being compared.

Response to Comment 4:  The Manager will include sufficient detail regarding calculation criteria and material assumptions in its public statements so it is clear what is being compared.

*  *  *

As previously disclosed, concurrently with the Offer, the Manager, Sprott Asset Management Silver Bid LP and Sprott Asset Management Silver Bid GP Inc. commenced an offer (the “Silver Offer” and, collectively with the Gold Offer, the “Offers”) to purchase all of the issued and outstanding units of Silver Bullion Trust, in exchange for units of Sprott Physical Silver Trust.  In connection with the Silver Offer, Sprott Physical Silver Trust filed a registration statement on Form F-10 (File No. 333-204467) with the Commission on May 27, 2015, which was amended on June 23 and 24, 2015, July 7 and 24, 2015, August 4, 18 and 28, 2015, and September 4 and 10, 2015.  It filed the audio transcript (and related materials) and the press release referred to above on September 10 and September 3, 2015, respectively, under Rule 425.  The Silver Offer has the same terms and conditions as the Gold Offer.  Accordingly, the foregoing considerations apply to the Silver Offer.

If you have any questions concerning the above, please do not hesitate to contact the undersigned at (212) 373-3434 or (212) 373-3024.

Sincerely,

/s/ Christopher J. Cummings	/s/ Edwin S. Maynard
Christopher J. Cummings	Edwin S. Maynard

cc:                                Arthur Einav
Sprott Inc.

Kirstin H. McTaggart

Sprott Asset Management LP

John J. Ciardullo and John R. Laffin

Stikeman Elliott LLP

David Mayo and Patricia Vaz de Almeida

Paul, Weiss, Rifkind, Wharton & Garrison LLP